[MTS Logo]

        MTS Announces Full Year and Fourth Quarter 2010 Financial Results

MTS Reports Operating profit of $244,000 in Fourth Quarter 2010 and $291,000 for the Full Year

Ra'anana, Israel -March 31, 2011 - MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced its financial results for the fourth quarter and the year ended December 31, 2010.

Revenues for the fourth quarter of 2010 were $3.0 million, compared with revenues of $2.7 million in the fourth quarter of 2009. Revenues for the twelve month period ended December 31, 2010 were $11.6 million, compared with revenues of $11.4 million in the 2009 twelve month period.

Net income for the fourth quarter of 2010 was $117,000 or $0.03 per diluted share, compared with a net loss of $168,000 or ($0.04) per diluted share in the fourth quarter of 2009. Net income for the twelve month period ended December 31, 2010 was $176,000 or $0.04 per diluted share, compared with a net loss of $877,000 or ($0.20) per diluted share for the 2009 twelve month period.

As of March 2, 2010, a one-for-two reverse stock split of our issued and outstanding ordinary shares went into effect following the approval of shareholders at an extraordinary general meeting. All numbers for our ordinary shares and earnings per share have been adjusted to reflect the reverse stock split.

"We are pleased to report that MTS has made sustained changes in its operations by reducing operating expenses and seeking new business opportunities. The results of this process are reflected in the Company's improved financial results and indicators" said Eytan Bar, CEO of MTS.

"We are committed to closely monitoring our operating expenses and reducing our overall costs as well as achieving revenue growth. The Company continues to develop Telecom Expense Management opportunities through partners and existing customers. In addition, the Company's Billing and Mobile Virtual Network
Operator's (MVNO) activity has grown both as a licensed offering and as a managed service. We see market opportunities and are ready to leverage our solutions. We are looking forward to improve both our top and bottom line performance," concluded Mr. Bar.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

AnchorPoint TEM solutions enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The AnchorPoint's software, consulting and managed services solutions -- including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Contacts:
Company:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                        December 31,    December 31,
                                                        --------------  --------------
                                                            2010            2009
                                                        --------------  --------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                               $       2,124   $       2,173
Restricted marketable securities                                  147             227
Trade receivables, net                                          1,251             781
Other accounts receivable and prepaid expenses                    174             376
Inventories                                                        17              39
                                                        --------------  --------------

Total current assets                                            3,713           3,596
                                                        --------------  --------------

LONG-TERM ASSETS:
Severance pay fund                                                798             767
Other investments                                                   4              31
Deferred income taxes                                              33              35
                                                        --------------  --------------

Total long-term assets                                            835             833
                                                        --------------  --------------

PROPERTY AND EQUIPMENT, NET                                       165             175
                                                        --------------  --------------

OTHER ASSETS:
Goodwill                                                        3,479           3,479
Other intangible assets, net                                    1,415           1,807
                                                        --------------  --------------

Total other assets                                              4,894           5,286
                                                        --------------  --------------

Total assets                                            $       9,607   $       9,890
                                                        ==============  ==============

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                        December 31,    December 31,
                                                        --------------  --------------
                                                            2010            2009
                                                        --------------  --------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                          $         305   $         411
Accrued expenses and other liabilities                          2,085           2,269
Deferred revenues                                               2,452           2,741
Liabilities of discontinued operations                            351             283
                                                        --------------  --------------

Total current liabilities                                       5,193           5,704
                                                        --------------  --------------

LONG-TERM LIABILITIES -
Accrued severance pay                                           1,051           1,071
                                                        --------------  --------------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital                                                      13              13
Additional paid-in capital                                     19,676          19,577
Treasury shares                                                   (29)            (29)
Accumulated other comprehensive income                             (4)             23
Accumulated deficit                                           (16,293)        (16,469)
                                                        --------------  --------------

Total shareholders' equity                                      3,363           3,115
                                                        --------------  --------------

Total liabilities and shareholders' equity              $       9,607   $       9,890
                                                        ==============  ==============

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                               Year ended                  Three months ended
                                                                              December 31,                    December 31,
                                                                      ------------------------------  ------------------------------
                                                                          2010            2009            2010            2009
                                                                      --------------  --------------  --------------  --------------
Revenues:
Product sales                                                         $       4,409   $       5,449   $       1,126   $       1,435
Services                                                                      7,230           5,911           1,890           1,296
                                                                      --------------  --------------  --------------  --------------

Total revenues                                                               11,639          11,360           3,016           2,731
                                                                      --------------  --------------  --------------  --------------

Cost of revenues:
Product sales                                                                 1,508           1,835             312             443
Services                                                                      2,693           1,942             559             392
                                                                      --------------  --------------  --------------  --------------

Total cost of revenues                                                        4,201           3,777             871             835
                                                                      --------------  --------------  --------------  --------------

Gross profit                                                                  7,438           7,583           2,145           1,896
                                                                      --------------  --------------  --------------  --------------

Operating expenses:
Research and development, net of grants from the OCS                          1,547           1,888             447             320
Selling and marketing                                                         2,584           2,863             707             728
General and administrative                                                    3,016           3,618             747             928
                                                                      --------------  --------------  --------------  --------------

Total operating expenses                                                      7,147           8,369           1,901           1,976
                                                                      --------------  --------------  --------------  --------------

Operating profit (loss)                                                         291            (786)            244             (80)
Financial income (expenses), net                                                  -             (31)            (25)             (5)

                                                                      --------------  --------------  --------------  --------------

Income (loss) before taxes on income                                            291            (817)            219             (85)
Tax on income                                                                    47             (20)            (34)             20
                                                                      --------------  --------------  --------------  --------------

Net income (loss) from continuing operations                          $         244   $        (837)  $         185   $        (105)
                                                                      ==============  ==============  ==============  ==============
                                                                                (68)            (40)            (68)            (63)
Net loss from discontinued operations
                                                                      --------------  --------------  --------------  --------------
                                                                      $         176   $        (877)  $         117   $        (168)
Net income (loss)
                                                                      ==============  ==============  ==============  ==============


Basic and diluted net income (loss) per Ordinary share                $        0.04   $       (0.20)  $        0.03   $       (0.04)
                                                                      ==============  ==============  ==============  ==============

Weighted average number of Ordinary shares used in computing basic
   and diluted net loss per share                                         4,459,049       4,458,976       4,459,057       4,458,976
                                                                      ==============  ==============  ==============  ==============